September 13, 2019

Brian L. Koopman
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

       Re: Utah Medical Products, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 31, 2019
           File No. 001-12575

Dear Mr. Koopman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery